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Direct Facsimile: 917.720.0863

July 7, 2015

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Hemispherx Biopharma, Inc.
Registration Statement on Form S-3
Filed June 25, 2015
File No. 333-205228

Dear Mr. Riedler:

On behalf of Hemispherx Biopharma, Inc. (the "Company"), we hereby file Amendment No. 1 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”) and respond to the comments contained in your July 2, 2015 comment letter.

Comment No. 1.    We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Response:     The Commission granted confidential treatment to the Company’s request for confidential treatment (File No. 000-27072 - CF# 32294) on July 2, 2015.

Comment No. 2.    Please note that your registration statement on Form S-3 must be signed by your chief financial officer and controller/principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the report. Please amend your registration statement to include these signatures. See Instruction 1 to the Signatures section of Form S-3 for guidance.

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Response:     The titles of the Chief Financial Officer and Chief Accounting Officer, inadvertently omitted from the Registration Statement, are contained on the signature page of the Amendment.

As described in the Explanatory Note contained in the Amendment, the only changes in the prospectus contained in the Amendment is in the Information Incorporated by Reference and Experts sections.

At such time as the Company requests acceleration of the effective date of the Registration Statement, it will provide the requested written statement.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

s/Richard Feiner
Richard Feiner

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